January 26, 2007

VIA EDGAR AND OVERNIGHT COURIER

Stephen Krikorian, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GeoVax Labs, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2006
Your File No.: 000-52091

Dear Mr. Krikorian,

This letter is in response to your letter dated January 16, 2007, which GeoVax Labs, Inc. (the “Company”) received by fascimile.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Notes to Interim Consolidated Financial Statements

Note 2. Stock-Based Compensation, page 6

1.   We note from your response to prior comment number 2 that you are restating your financial statements for the nine-month period ended September 30, 2006 to adopt SFAS 123(R) using the prospective method instead of the modified-prospective method. We further note your disclosure of the restatement on pages 5 and 6 of your Form 10-Q/A for the quarterly period ended September 30, 2006. Please revise to disclose the effect of the correction on each financial statement line item for each prior period presented pursuant to paragraph 26a of SFAS 154. In addition, please consider disclosing the periods that have been restated on the face of your financial statements. This can be accomplished by identifying the financial statement columns that have been restated on the face of your financial statements.

In response to your comment number 1, we have amended our Form 10-Q to add the additional disclosures required by paragraph 26a of SFAS 154. Pursuant to your suggestion, we have also identified the restated periods on the face of our financial statements.

2.   Your response to prior comment number 2 also indicates that you have concluded your previously issued financial statements for the nine-month period ended September 30, 2006 can be relied upon and therefore you do not believe you are required to file an Item 4.02 Form 8-K. Please provide us with your analysis supporting this conclusion. If it is not already included in your prepared analysis, please tell us how you considered the fact that your net loss for the nine-months ended September 30, 2006 was overstated by approximately 18% in your previously issued financial statements when arriving at this conclusion. That is, clarify how you determined that your previously issued financial statements can be relied upon when they contain a material error that has to be corrected by restating the financial statements. If you conclude that your financial statements for the nine-month period ended September 30, 2006 cannot be relied upon due to the existence of this material error, please file an Item 4.02 Form 8-K.

GeoVax Labs Inc. –  1256 Briarcliff Road –  Atlanta Georgia 30306 USA –  404.727.0971 tel – 404.712.9357 fax –  www.geovax.com

We reached the conclusion that our financial statements for the nine months ended September 30, 2006 prior to our restatement can be relied upon, and therefore we are not required to file an Item 4.02 Form 8-K, based primarily on the following considerations:
(a)
The error correction had no impact on our financial position as reflected on our Balance Sheet. On the Balance Sheet the correction was confined to the equity section, so that there was no change to Assets, Liabilities or Total Stockholders’ Equity.

(b)	The correction had no impact on our total cash flows from operating activities, investing activities, or financing activities as reported in our Statements of Cash Flows
(c)	The correction did not change basic or diluted loss per share.

To summarize, our overriding consideration in reaching our conclusion was the non-cash nature of the expense item affected by the correction, which give rise to the observations mentioned in (a) and (b) above. Our conclusion is also driven by recognition of the nature of our company - the fact that we are a research and development biotechnology company which is currently not generating revenues, that we are incurring substantial losses and will continue to do so for the foreseeable future. Investors in companies’ such as GeoVax are typically focused more on financial condition and cash flow (or cash “burn”), and not on net profit or loss. We should mention here also that, in response to a portion of your comment, we did recognize the size of the change in proportion to our previously provided net loss (18%); but that in light of our previous assessments, and the fact that the correction decreased our net loss rather than increased it, we have reached the same conclusion.

In making this response to your comments, the Company acknowledges that:

(1)   it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)   staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3)   the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have. Additional correspondence may be faxed to 404-712-9357

Very truly yours,

GEOVAX LABS, INC.

By: /s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer